
MAIL STOP 3561

July 17, 2009

Mr. George R. Bracken
Senior Vice President – Finance
National Beverage Corp.
8100 SW Tenth Street, Suite 4000
Ft. Lauderdale, FL 33324

> **Re:** **National Beverage Corp.**
> **Form 10-K**
> **Filed July 17, 2008**
> **File No. 001-14170**
> **Schedule 14A**
> **Filed August 29, 2008**
> **Supplemental Response Letter**
> **Dated July 10, 2009**

Dear Mr. Bracken:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Executive Compensation and Other Information, page 6

1.   We note your response to prior comment one from our letter dated May 7, 2009

and reissue that comment. We note the disclosure on page 6 that Messrs. Nick Caporella and Bracken do not receive compensation directly from the company, but instead they receive compensation through a management company owned by Mr. Nick Caporella. Please <u>amend</u> the Form 10-K to present any compensation awarded to, earned by, or paid to, your named executive officers including any compensation that is paid to them indirectly through third parties, in the Executive Compensation section, including but not limited to the Summary Compensation table. (emphasis added) See Item 402(a)(2) of Regulation S-K.

2.	We note that in your letters dated April 27, 2009 and July 10, 2009 you provide draft disclosure of your Summary Compensation Table which presents fees paid to a Management Company controlled by Mr. Caporella but does not present his compensation in the table itself. Please revise to present the compensation earned by Messrs. Caporella and Bracken in the Summary Compensation table. In this respect we reissue prior comment two from our letter dated May 7, 2009.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any proposed revisions to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 at with any other questions.

Sincerely,

John Reynolds
Assistant Director